Exhibit (a)(1)(D)
FORM OF INITIAL EMAIL NOTIFICATION TO ELIGIBLE OPTIONHOLDERS REGARDING
THE OFFER TO EXCHANGE ELIGIBLE OPTIONS
To: Eligible Optionholders
Subject: Option Exchange Program
All,
On May 7, 2009, our unitholders approved an amendment to the Crosstex Energy GP, LLC Long-Term Incentive Plan (the “Plan”) that allows for an option exchange program that will be available to all current employees (other than our executive officers and directors) that hold options to purchase common units representing limited partner interests of Crosstex Energy, L.P.
Options currently held by employees are ‘underwater’, meaning the exercise price of the options is higher than the current market price of the common units. Due to the impact of the volatile financial markets on the market price of our common units over the past several months, our Compensation Committee and Board of Directors feel it is appropriate to provide employees with the opportunity to exchange their current options for replacement options to purchase a lesser number of common units with a lower exercise price (the “Offer”). This is a one-time, voluntary Offer. Neither Crosstex, our Compensation Committee nor our Board of Directors is making any recommendation as to whether you should elect to participate in the Offer.
We have filed a tender offer statement with the U.S. Securities and Exchange Commission relating to the Offer. The Offer is officially open as of May 13, 2009 and is scheduled to expire at 5:00 p.m. CDT on June 11, 2009, unless extended by us. Attached to this email are important materials containing the details of the Offer, including:
•	a copy of the Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009 (the “Offer to Exchange”);
•	a copy of the Letter of Transmittal; and
•	a copy of the Withdrawal Form.
I have also attached a copy of a prospectus regarding the Plan. The Offer is being made upon the terms and subject to the conditions of the Offer to Exchange. Please read the Offer to Exchange and the other materials provided to you in connection with the Offer carefully.
In general, the terms of the Offer include (i) an exchange ratio of 3 old options for 1 replacement option, (ii) a new exercise price based upon current market conditions, and (iii) a 2 year vesting term (50% after year 1 and 50% after year 2).

For example:

	If you currently	Your would receive
	hold:	in the exchange:
Number of Options	300 options	100 options
Exercise Price	With a $34.50 exercise price	With an estimated $3.50* exercise price

*	Actual exercise price will be established based on the terms and conditions of the Offer.
Beginning on Wednesday, May 13, 2009, our Human Resources team will be meeting with you to provide additional information regarding your current options and to explain the mechanics of the option exchange. In addition, you will have an opportunity to ask any questions that you may have about the option exchange program. This program is completely voluntary — you will be able to choose whether or not you want to participate in the Offer.
We are pleased to be able to make this Offer to each of you and are committed as a company to administering a meaningful and effective equity incentive program. Together as we reach our goals, we believe that the value of our units will reflect our hard work and dedication, resulting in greater benefits for our employees and our unitholders.
Thanks for all you do,
Barry
Barry E. Davis
Crosstex Energy
2501 Cedar Springs #100
Dallas, TX 75201
(214) 953-9512 phone
(214) 721-9384 fax
www.crosstexenergy.com
NASDAQ Symbols: XTEX & XTXI